June 12, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Amanda Ravitz
Division of Corporation Finance

Re:	Rockwell Medical, Inc.
Registration Statement on Form S-3 — File No. 333-204652

Ladies and Gentlemen:

We refer to the Registration Statement on Form S-3 (File No. 333-204652) of Rockwell Medical, Inc., a Michigan corporation (the “Company”), filed with the Securities and Exchange Commission on June 2, 2015 (the “Registration Statement”).

We acknowledge the following:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hereby request acceleration of the effective date of the Registration Statement so that it may become effective at 3:00 p.m. (Washington, DC time) on June 16, 2015 or as soon thereafter as practicable.

Thank you for your attention to this matter.  If you have any questions regarding the foregoing, please call Jeanne M. Whalen (248-203-0775) or Mark A. Metz (313-568-5434) of Dykema Gossett PLLC.

Sincerely,

ROCKWELL MEDICAL, INC.

By:	/s/ Thomas E. Klema
Name:	Thomas E. Klema
Title:	Chief Financial Officer, Treasurer and
Secretary